November 9, 2018

David J. Mills
Chief Financial Officer
Primo Water Corporation
101 North Cherry Street
Suite 501
Winston-Salem, NC 27101

       Re: Primo Water Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 7, 2018
           File No. 001-34850

Dear Mr. Mills:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products